Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of OncoGenex Pharmaceuticals, Inc. for the registration of an indeterminate number of shares of common stock and preferred stock, an indeterminate number of warrants to purchase common stock or preferred stock and an indeterminate amount of debt securities and to the incorporation by reference therein of our reports dated March 26, 2015, with respect to the consolidated financial statements of OncoGenex Pharmaceuticals, Inc., and the effectiveness of internal control over financial reporting of OncoGenex Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

Vancouver, Canada October 29, 2015	/s/ Ernst & Young LLP Chartered Accountants